UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Platform Specialty Products Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72766Q 105 (Common Stock)

(CUSIP Number)

Jared Bluestein

c/o Berggruen Holdings Inc.

1114 Avenue of the Americas

41st Floor

New York, New York 10036

(212) 380-2230

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 2 of 8 Pages

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Berggruen Acquisition Holdings IV Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%*
14	Type of reporting person (see instructions) CO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 3 of 8 Pages

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Berggruen Holdings Ltd
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,871,740*
	9	Sole dispositive power 0
	10	Shared dispositive power 10,871,740*
11	Aggregate amount beneficially owned by each reporting person 10,871,740*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.6%*
14	Type of reporting person (see instructions) CO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 4 of 8 Pages

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nicolas Berggruen Charitable Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,871,740*
	9	Sole dispositive power 0
	10	Shared dispositive power 10,871,740*
11	Aggregate amount beneficially owned by each reporting person 10,871,740*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.6%*
14	Type of reporting person (see instructions) OO

*	See Item 5.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Platform Specialty Products Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5200 Blue Lagoon Drive, Suite 855, Miami, Florida 33126.

Item 2.	Identity and Background.

(a) – (c) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: Berggruen Acquisition Holdings IV Ltd. (“BAH IV”), a British Virgin Islands (“BVI”) business company, Berggruen Holdings Ltd, a BVI business company (“BHL”), and the Nicolas Berggruen Charitable Trust, a BVI trust (the “NB Charitable Trust”). Each of BAH IV, BHL and the NB Charitable Trust is referred to herein as a “Reporting Person” and collectively as “Reporting Persons.”

BAH IV is a direct subsidiary of BHL. All of the shares of BHL are owned by the NB Charitable Trust. The trustee of the NB Charitable Trust is Maitland Trustees Limited, a BVI corporation acting as an institutional trustee in the ordinary course of business without the purpose or effect of changing or influencing control of the Issuer.

Nicolas Berggruen, a director of BHL and one of three directors of BAH IV, has been a director of the Issuer since April 28, 2013. Mr. Berggruen does not have any pecuniary or beneficial ownership interest in any securities of the Issuer beneficially owned by the Reporting Persons.

The principal business activity of each of BAH IV and BHL is that of a private investment company investing internationally in an extensive range of asset classes on an opportunistic basis, including direct private equity, stocks and bonds, hedge funds, private equity funds, and real estate. The principal business activity of the NB Charitable Trust is that of a private investment trust formed to own all of the outstanding capital stock of BHL.

The principal business address of BAH IV is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The principal business address of each of BHL and the NB Charitable Trust is 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands.

During the last five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 5 of 8 Pages

Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on SCHEDULE A attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons are all affiliated with BHL, a private investment company investing internationally in an extensive range of asset classes. The source of funds is investment capital contributed by the NB Charitable Trust.

The information set forth in Item 4 of this Statement is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Issuer was incorporated with limited liability under the laws of the BVI on April 23, 2013. The Issuer was created for the purpose of acquiring a target company or business with an anticipated enterprise value of between $750 million and $2.5 billion. BAH IV was one of the founder entities of the Issuer.

Immediately prior to the payment of the Series A Preferred Dividend (as defined below), BAH IV held (i) 5,767,142 shares of Common Stock and (ii) 940,000 shares of the Issuer’s Series A Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”) which are convertible at any time at the option of the holder into shares of Common Stock on a one-for-one basis. On January 2, 2015, BAH IV (i) received an aggregate of 4,723,637 shares of Common Stock as a dividend on its shares of Series A Preferred Stock (based upon a volume weighted average price of $23.16 per share of the Issuer’s Common Stock as of December 31, 2014) (the “Series A Preferred Dividend”) and (ii) distributed all of its shares of Common Stock (including the Series A Preferred Dividend shares) and Series A Preferred Stock to its members for no consideration (the “Distribution”). In connection with the Distribution, BHL received 9,978,740 shares of Common Stock and 893,000 shares of Series A Preferred Stock.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities

Page 6 of 8 Pages

available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) As of the date hereof, after giving effect to the Distribution, (i) the Reporting Persons may be deemed to beneficially own and have shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 10,871,740 shares of Common Stock. This amount consists of (i) 9,978,740 shares of Common Stock and (ii) 893,000 shares of Series A Preferred Stock of the Issuer that are convertible at any time at the option of the holder into the same number of shares of Common Stock. In the aggregate, such 10,871,740 shares of Common Stock represent approximately 5.6% of all outstanding shares of Common Stock (calculated based on 192,117,370 shares of Common Stock outstanding as of January 2, 2015 (as disclosed in the Issuer’s Current Report on Form 8-K filed on January 2, 2015) and assuming the conversion of the shares of Series A Preferred Stock, but without including any conversion of shares of Series A Preferred Stock held by any other person). The information set forth in Item 4 of this Statement is incorporated herein by reference.

(c) On December 16, 2014, BAH purchased 100,000 shares of Common Stock at a weighted average price per share of $21.07 (with prices ranging from $20.96 to $21.15, inclusive) in an open market purchase over the New York Stock Exchange. On December 17, 2014, BAH purchased 150,000 shares of common stock at a weighted average price per share of $21.31 (with prices ranging from $20.89 to $21.76, inclusive) in an open market purchase over the New York Stock Exchange. The information set forth in Item 4 of this Statement is incorporated herein by reference.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e) On January 2, 2015, after giving effect to the Distribution, BAH IV ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the terms of the Series A Preferred Stock, as described in the Issuer’s certificate of incorporation, if the average stock price of the Common Stock exceeds $11.50 per share for the last 10 days of the calendar year, the holder of the Series A Preferred Stock is entitled to receive a dividend in the form of Common Stock equal to 20% of the appreciation of the market price of Common Stock issued to common shareholders in the Issuer’s initial offering. For 2014, the dividend amount was calculated at the end of the calendar year based on the appreciated stock price as determined above (the “Dividend Price”) compared to the initial offering price of $10 per share. In subsequent years, the dividend amount, if any, will be calculated based on the appreciated stock price compared to the highest Dividend Price previously used in calculating the Series A Preferred Stock dividends. Dividends are paid for the

Page 7 of 8 Pages

term the Series A Preferred Stock is outstanding. The shares of Series A Preferred Stock will be automatically converted into shares of Common Stock on a one for one basis upon the first to occur of (i) a change of control of the Issuer or (ii) December 31, 2020 (unless extended in accordance with the terms of the Series A Preferred Stock). Each share of Series A Preferred Stock is convertible into one share of Common Stock at the option of the holder and has certain voting rights.

Each of BAH and BHL has agreed that, prior to January 12, 2015, subject to certain limited exceptions (which included the Distribution), they will not directly or indirectly, without the prior written consent of each of Barclays Capital Inc. and Credit Suisse Securities (USA) LLC (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, or sell or grant options, rights or warrants with respect to any shares of Common Stock or securities convertible into or exchangeable for Common Stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Common Stock or securities convertible, exercisable or exchangeable into Common Stock or any of the Issuer’s other securities, or (4) publicly disclose the intention to do any of the foregoing.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A -	Joint Filing Agreement among the Reporting Persons, dated January 2, 2015.

Exhibit B -	Limited Power of Attorney, dated June 23, 2006, given by Maitland Trustees Limited, as trustee of the NB Charitable Trust (formerly known as Tarragona Trust), to Jared Bluestein with respect to the Issuer.

Exhibit C -	Lock-Up Letter Agreement, dated November 12, 2014, by and between BAH and Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Nomura Securities International, Inc. and UBS Securities LLC.

Exhibit D -	Lock-Up Letter Agreement, dated January 2, 2015, by and between BHL and Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Nomura Securities International, Inc. and UBS Securities LLC.

Exhibit E -	Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer’s Registration Statement on Form S-4, as amended (File No. 333-192778), filed with the Commission on January 24, 2014), which contains the terms of the Series A Preferred Stock.

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2015

BERGGRUEN ACQUISITION HOLDINGS IV LTD.

By:	/S/ JARED BLUESTEIN
Name:	Jared Bluestein
Title:	Secretary

BERGGRUEN HOLDINGS LTD

By:	/S/ JARED BLUESTEIN
Name:	Jared Bluestein
Title:	Director

NICOLAS BERGGRUEN CHARITABLE TRUST

By:	MAITLAND TRUSTEES LIMITED, AS TRUSTEE

By:	*
Name:	Jared Bluestein
Title:	Authorized Signatory

* By:	/S/ JARED BLUESTEIN

Jared Bluestein
Attorney-in-Fact

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this Joint Filing Agreement is attached, and have duly executed this Joint Filing Agreement as of the date set forth below.

Dated: January 2, 2015	BERGGRUEN ACQUISITION HOLDINGS IV LTD.

	By:	/S/ JARED BLUESTEIN
	Name:	Jared Bluestein
	Title:	Secretary

BERGGRUEN HOLDINGS LTD

	By:	/S/ JARED BLUESTEIN
	Name:	Jared Bluestein
	Title:	Director

NICOLAS BERGGRUEN CHARITABLE TRUST

	By:	MAITLAND TRUSTEES LIMITED, AS TRUSTEE

	By:	*
	Name:	Jared Bluestein
	Title:	Authorized Signatory

* By:	/S/ JARED BLUESTEIN
Jared Bluestein
Attorney-in-Fact

SCHEDULE A

Berggruen Acquisition Holdings IV Ltd.

Set forth below is the name and business address of each director and executive officer of Berggruen Acquisition Holdings IV Ltd. Each such person is a citizen of the United States of America.

Name	Title	Address
Nicolas Berggruen	Director and President	c/o Greenberg Traurig, P.A. 401 East Las Olas Blvd. Suite 2000 Fort Lauderdale, FL 33301
Jared Bluestein	Director and Secretary	c/o Berggruen Holdings Inc. 1114 Avenue of the Americas 41st Floor New York, NY 10036
Thomas W. Crawford	Director	c/o Berggruen Holdings Inc. 1114 Avenue of the Americas 41st Floor New York, NY 10036

Berggruen Holdings Ltd

Set forth below is the name and business address of each director of Berggruen Holdings Ltd. There are no executive officers of Berggruen Holdings Ltd. Each of Mr. Berggruen and Mr. Bluestein is a citizen of the United States of America.

Name	Title	Address
Nicolas Berggruen	Director	c/o Greenberg Traurig, P.A. 401 East Las Olas Blvd. Suite 2000 Fort Lauderdale, FL 33301
Jared Bluestein	Director	c/o Berggruen Holdings Inc. 1114 Avenue of the Americas 41st Floor New York, NY 10036
MOMATS Limited	Director	c/o Midocean Management and Trust Services (BVI) Limited Midocean Chambers 9 Columbus Centre Pelican Drive Road Town, Tortola British Virgin Islands

Exhibit B

LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Maitland Trustees Limited, a trust company licensed under the British Virgin Islands Banks and Trust Companies Act 1990, having its registered address at 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands, in its capacity as Trustee, of the Tarragona Trust, a trust established under the laws of the British Virgin Islands (the “Trustee” and the “Trust” respectively), hereby appoints Jared Bluestein as the true and lawful Attorney-in-Fact of the Trustee (the “Attorney-in-Fact”), to act for and on behalf of and in the name, place and stead of the Trustee and only on the specific advice of USA legal counsel:

(i) to prepare, execute and file, for and on behalf of the Trustee, in its capacity as trustee of the Tarragona Trust, any and all documents and filings that are required or advisable to be made with the United States Securities and Exchange Commission, any stock exchange or similar authority, under Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, including without limitation any Joint Filing Agreement under Rule 13d-1(k) of the Exchange Act or any successor provision thereunder), Schedule 13D, Schedule 13G,Form 3, Form 4, Form 5 (or any successor schedules or forms adopted under the Exchange Act) and any amendments to any of the foregoing (collectively, the “Exchange Act Filings”);

(ii) to do and perform any and all acts and take any other action of any type whatsoever in connection with the foregoing which, in the opinion of any Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by, the Trustee, it being understood that the documents executed by the Attorney-in-Fact on behalf of the Trustee, in its capacity as trustee of the Tarragona Trust, pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as the Attorney-in-Fact may approve in the Attorney-in-Fact’s discretion.

The undersigned hereby grants to the Attorney-in-Fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the Trustee might or could do if personally present, hereby ratifying and confirming all that the Attorney-in-Fact shall lawfully do or cause to be done by virtue of this Limited Power of Attorney and the rights and powers herein granted.

The Attorney-in-Fact shall have no power of substitution and shall be obliged to furnish the Trustee with copies (which may be provided via electronic mail to the Trustee’s designee) of each and every document prepared, executed and filed under this power of attorney prior to or simultaneously with such filing.

This Limited Power of Attorney will remain effective until revoked by the Trustee.

This Limited Power of Attorney shall be governed by and construed in accordance with the laws of the British Virgin Islands, without giving effect to any principles of conflicts of laws.

IN WITNESS WHEREOF, the Trustee has caused its name to be hereto signed as a deed and these presents to be acknowledged by its duly elected and authorized officer this 23rd day of June 2006.

Executed as a deed by:

Maitland Trustees Limited

Acting by:	/S/ Rory Charles Kerr
Director:	Rory Charles Kerr

Director/Secretary:	/S/ Lucy Woolwough

In the presence of:

Witness 1:	/S/ Olivia Henry

Name and Title:	Miss Olivia Mary Henry

Witness 2:	/S/ Hermanus Roelof Willem Troskie

Name and Title:	Hermanus Roelof Willem Troskie

Exhibit C

LOCK-UP LETTER AGREEMENT

BARCLAYS CAPITAL INC.

CREDIT SUISSE SECURITIES (USA) LLC

NOMURA SECURITIES INTERNATIONAL, INC.

UBS SECURITIES LLC

c/o Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

November 11, 2014

Ladies and Gentlemen:

The undersigned understands that you and certain other firms (the “Underwriters”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) providing for the purchase by the Underwriters of shares (the “Stock”) of Common Stock, par value $0.01 per share (the “Common Stock”), of Platform Specialty Products Corporation, a Delaware corporation (the “Company”), and that the Underwriters propose to reoffer the Stock to the public (the “Offering”).

In consideration of the execution of the Underwriting Agreement by the Underwriters, and for other good and valuable consideration, the undersigned hereby irrevocably agrees that, without the prior written consent of Barclays Capital Inc. and Credit Suisse Securities (USA) LLC, on behalf of the Underwriters, the undersigned will not, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock (including, without limitation, shares of Common Stock that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and shares of Common Stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Common Stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock or any other securities of the Company, or (4) publicly disclose the intention to do any of the foregoing for a period commencing on the date hereof and ending on the 60th day after the date of the Prospectus relating to the Offering (such 60-day period, the “Lock-Up Period”).

The foregoing paragraph shall not apply to:

(a) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Offering;

(b) transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Stock as a bona fide gift;

(c) in the case of a non-natural person, distributions of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock to limited partners, members or stockholders of the undersigned;

(d) in the case of a natural person, transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock by will or intestate succession or to any trust or entity for the direct or indirect benefit of such person or any member of the immediate family of the undersigned;

(e) the entry by the undersigned into a trading plan established in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, provided that sales under any such plan may not occur during the period in which the restrictions otherwise imposed by this agreement apply; or

(f) in the case of a non-natural person, transfers of shares of Common Stock to any wholly-owned subsidiary of the undersigned (including any corporation, partnership, limited liability company or other entity that is directly or indirectly owned by the undersigned) or to the parent corporation of the undersigned or any wholly-owned subsidiary of such parent corporation;

provided that (i) in the case of any transfer or distribution pursuant to clauses (b), (c), (d) and (f), such transfer shall not involve a disposition for value and each donee, distributee or transferee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) in the case of any transfer or distribution pursuant to clauses (b), (d) and (f), no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Common Stock, shall be required or shall be voluntarily made during the Lock-Up Period.

If the undersigned is an officer or director of the Company, the undersigned agrees that (i) the foregoing provisions shall be equally applicable to any issuer-directed Stock, as referred to in FINRA Rule 5131(d)(2)(A) that the undersigned may purchase in the Offering pursuant to an allocation of Stock that is directed in writing by the Company, (ii) each of Barclays Capital Inc. and Credit Suisse Securities (USA) LLC agrees that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Common Stock, Barclays Capital Inc. and Credit Suisse Securities (USA) LLC will notify the Company of the impending release or waiver and (iii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by issuing a press release through a major news service (as referred to in FINRA Rule 5131(d)(2)(B)) at least two business days before the effective date of the release or waiver. Any release or waiver granted by Barclays Capital Inc. and Credit Suisse Securities (USA) LLC hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if both (a)

the release or waiver is effected solely to permit a transfer not for consideration, and (b) the transferee has agreed in writing to be bound by the same terms described in this letter that are applicable to the transferor, to the extent and for the duration that such terms remain in effect at the time of the transfer.

In furtherance of the foregoing, the Company and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement.

It is understood that, if the Company notifies the Underwriters that it does not intend to proceed with the Offering, if the Underwriting Agreement does not become effective, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Stock, the undersigned will be released from its obligations under this Lock-Up Letter Agreement.

The undersigned understands that the Company and the Underwriters will proceed with the Offering in reliance on this Lock-Up Letter Agreement.

Whether or not the Offering actually occurs depends on a number of factors, including market conditions. Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

[Signature page follows]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

BERGGRUEN ACQUISITION HOLDINGS IV, LTD.

By:

	Name:	Jared Bluestein
	Title:	Secretary

Dated:	November 11, 2014

Exhibit D

LOCK-UP LETTER AGREEMENT

BARCLAYS CAPITAL INC.

CREDIT SUISSE SECURITIES (USA) LLC

NOMURA SECURITIES INTERNATIONAL, INC.

UBS SECURITIES LLC

c/o Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

January 2, 2015

Ladies and Gentlemen:

Reference is made to that certain Lock-Up Letter Agreement dated November 11, 2014 (the “Lock-Up Letter Agreement”) between Berggruen Acquisition Holdings IV Ltd. (“BAH IV”) and you in connection with the Underwriting Agreement (the “Underwriting Agreement”) entered into by you and certain other firms (the “Underwriters”) providing for the purchase by the Underwriters of shares (the “Stock”) of Common Stock, par value $0.01 per share (the “Common Stock”), of Platform Specialty Products Corporation, a Delaware corporation (the “Company”), and the reoffer of the Stock by the Underwriters to the public (the “Offering”).

In connection with the permitted distribution of shares under the Lock-Up Letter Agreement by BAH IV to its stockholders, the undersigned hereby irrevocably agrees that, without the prior written consent of Barclays Capital Inc. and Credit Suisse Securities (USA) LLC, on behalf of the Underwriters, the undersigned will not, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock (including, without limitation, shares of Common Stock that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and shares of Common Stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Common Stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock or any other securities of the Company, or (4) publicly disclose the intention to do any of the foregoing for a period commencing on the date hereof and ending on the 60th day after the date of the Prospectus relating to the Offering (such 60-day period, the “Lock-Up Period”).

The foregoing paragraph shall not apply to:

(a) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Offering;

(b) transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Stock as a bona fide gift;

(c) in the case of a non-natural person, distributions of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock to limited partners, members or stockholders of the undersigned;

(d) in the case of a natural person, transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock by will or intestate succession or to any trust or entity for the direct or indirect benefit of such person or any member of the immediate family of the undersigned;

(e) the entry by the undersigned into a trading plan established in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, provided that sales under any such plan may not occur during the period in which the restrictions otherwise imposed by this agreement apply; or

(f) in the case of a non-natural person, transfers of shares of Common Stock to any wholly-owned subsidiary of the undersigned (including any corporation, partnership, limited liability company or other entity that is directly or indirectly owned by the undersigned) or to the parent corporation of the undersigned or any wholly-owned subsidiary of such parent corporation;

provided that (i) in the case of any transfer or distribution pursuant to clauses (b), (c), (d) and (f), such transfer shall not involve a disposition for value and each donee, distributee or transferee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) in the case of any transfer or distribution pursuant to clauses (b), (d) and (f), no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Common Stock, shall be required or shall be voluntarily made during the Lock-Up Period.

If the undersigned is an officer or director of the Company, the undersigned agrees that (i) the foregoing provisions shall be equally applicable to any issuer-directed Stock, as referred to in FINRA Rule 5131(d)(2)(A) that the undersigned may purchase in the Offering pursuant to an allocation of Stock that is directed in writing by the Company, (ii) each of Barclays Capital Inc. and Credit Suisse Securities (USA) LLC agrees that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Common Stock, Barclays Capital Inc. and Credit Suisse Securities (USA) LLC will notify the Company of the impending release or waiver and (iii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by issuing a press release through a major news service (as referred to in FINRA Rule 5131(d)(2)(B)) at least two business days before the effective date of the release or waiver. Any release or waiver granted by Barclays Capital Inc. and Credit Suisse Securities (USA) LLC hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if both (a) the release or waiver is effected solely to permit a transfer not for consideration, and (b) the transferee has agreed in writing to be bound by the same terms described in this letter that are applicable to the transferor, to the extent and for the duration that such terms remain in effect at the time of the transfer.

In furtherance of the foregoing, the Company and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement.

[Signature page follows]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

BERGGRUEN HOLDINGS LTD.

By:

	Name:	Jared Bluestein
	Title:	Director

[Signature Page to Lock-Up Letter Agreement]